SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Office Depot, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share	676220106
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Elisa D. Garcia C., Esq.

Executive Vice President and General Counsel

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33469

(561) 438-4800

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies To:

Amy Bowerman Freed, Esq.

Hogan & Hartson LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

In connection with a proposal submitted to the shareholders of Office Depot, Inc. (the “Company”) to approve an amendment to the Company’s Long-Term Equity Incentive Plan (the “Incentive Plan”), to allow for a one-time stock option exchange program (the “Exchange Program”), the Company is filing herewith (i) the Preliminary Proxy Statement for its Annual Meeting of Stockholders (the “Preliminary Proxy Statement”); (ii) a communication sent by the Company to its employees on March 3, 2010 regarding the Exchange Program (the “Employee Communication”); and (iii) frequently asked questions sent to the Company’s employees on March 3, 2010 regarding the proposed Exchange Program (“Employee FAQs”).

The Preliminary Proxy Statement, Employee Communication and Employee FAQs do not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Exchange Program will only be commenced, if at all, if shareholders of the Company approve the amendment to the Incentive Plan to permit the Exchange Program.

The Exchange Program described in the Preliminary Proxy Statement, Employee Communication and Employee FAQs has not commenced. Even if the requisite shareholder approval is obtained, the Company may still decide later not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or at a website which the Company may launch to assist with the Exchange Program.

Item 12.	Exhibits.

Exhibit No	Document

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 23, 2010)

99.2	Communication to Employees sent March 3, 2010

99.3	Employee Frequently Asked Questions sent March 3, 2010

2